SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

PALM, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of class of securities)

69713P107

(CUSIP number)

Mark Nelson

255 Long Ranch Road

St. Helena, CA 94574

(707) 738-8941

With a copy to:

Steven Della Rocca, Esq.

Charles Nathan, Esq.

Latham & Watkins

885 Third Avenue

New York, NY 10022-4834

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

January 28, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No. 69713P107	13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0 8 SHARED VOTING POWER: 4,075,100 9 SOLE DISPOSITIVE POWER: 0 10 SHARED DISPOSITIVE POWER: 4,075,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,075,100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.08% (based on the number of shares of Common Stock outstanding as of December 30, 2005)
14	TYPE OF REPORTING PERSON: IN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 1,235,400 of such shares are owned by the Cantus Foundation (the “Foundation”), of which Mark Nelson and Dana Johnson are directors. The Foundation was created and funded solely by Mark Nelson and Dana Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

This Amendment No. 2 amends and restates in its entirety the Statement on Schedule 13D dated March 9, 2004, as amended, filed by Mark Nelson on behalf of Mark Nelson and Dana Johnson, joint tenants with rights of survivorship, with respect to the common stock, $.001 par value per share, of Palm, Inc., a Delaware corporation.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.001 par value per share (“Common Stock”), of Palm, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 400 N. McCarthy Boulevard, Milpitas, CA 95035.

Item 2. Identity and Background

(a) The name of the person filing this statement is Mark Nelson on behalf of Mark Nelson and Dana Johnson (the “Reporting Person”).

(b) The Reporting Person’s business address is 255 Long Ranch Road, St. Helena, CA 94574.

(c) The Reporting Person’s principal occupation is a private investor.

(d) During the past five years, neither Mark Nelson nor Dana Johnson has been convicted in a criminal proceeding.

(e) During the past five years, neither Mark Nelson nor Dana Johnson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

Personal funds in the amount of $92,758,396.

Item 4. Purpose of Transaction

The acquisition of the Common Stock was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization. The Reporting Person had a discussion on or about January 28, 2006, and from time to time after the date of this Schedule 13D may have additional discussions, with third parties or with management of the Company in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. On January 31, 2006, the Reporting Person sent a letter to the Board of Directors of the Company (the “Board”) expressing his views that the Board should consider a sale of the Company. The letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) Mark Nelson and Dana Johnson, together with the Foundation, own 4,075,100 shares of Common Stock equivalent to approximately 8.08% of the Common Stock.

(b) Mark Nelson and Dana Johnson have the sole power to direct the vote of all such shares.

(c) The transactions in the Common Stock that were effected by the Reporting Person, in the open market by individual purchases, were the following:

(i)	Purchase by Mark Nelson and Dana Johnson of 43,800 shares at $10.21 per share on January 29, 2004;

(ii)	Purchase by Mark Nelson and Dana Johnson of 88,200 shares at $10.20 per share on January 30, 2004;

(iii)	Purchase by Mark Nelson and Dana Johnson of 240,452 shares at $10.14 per share on February 2, 2004;

(iv)	Purchase by the Foundation of 142,000 shares at $9.89 per share on February 23, 2004;

(v)	Purchase by the Foundation of 273,000 shares at $9.81 per share on February 24, 2004;

(vi)	Purchase by the Foundation of 61,136 shares at $9.70 per share on February 25, 2004;

(vii)	Purchase by the Foundation of 23,864 shares at $9.68 per share on February 26, 2004;

(viii)	Purchase by Mark Nelson and Dana Johnson of 5,776 shares at $9.71 per share on February 26, 2004;

(ix)	Purchase by Mark Nelson and Dana Johnson of 103,218 shares at $10.02 per share on February 27, 2004;

(x)	Purchase by Mark Nelson and Dana Johnson of 4,300 shares at $10.70 per share on March 3, 2004;

(xi)	Purchase by Mark Nelson and Dana Johnson of 635,774 shares at $12.85 per share on March 4, 2004;

(xii)	Purchase by Mark Nelson and Dana Johnson of 190,784 shares at $13.65 per share on March 5, 2004;

(xiii)	Purchase by Mark Nelson and Dana Johnson of 187,407 shares at $14.01 per share on March 8, 2004;

(xiv)	Purchase by Mark Nelson and Dana Johnson of 341,300 shares at $13.57 per share on March 9, 2004;

(xv)	Sale by Mark Nelson and Dana Johnson of 20,000 shares at $13.61 per share on March 9, 2004;

(xvi)	Purchase by Mark Nelson and Dana Johnson of 178,993 shares at $13.36 per share on March 10, 2004;

(xvii)	Purchase by the Foundation of 99,700 shares at $13.21 per share on March 10, 2004;

(xviii)	Purchase by the Foundation of 14,700 shares at $14.36 per share on March 11, 2004;

(xix)	Purchase by the Foundation of 285,515 shares at $13.04 per share on March 15, 2004;

(xx)	Purchase by the Foundation of 27,500 shares at $14.30 per share on March 17, 2004;

(xxi)	Purchase by the Foundation of 72,585 shares at $14.36 per share on March 19, 2004;

(xxii)	Purchase by Mark Nelson and Dana Johnson of 98,000 shares at $18.91 per share on March 29, 2004;

(xxiii)	Purchase by Mark Nelson and Dana Johnson of 5,600 shares at $21.40 per share on March 31, 2004;

(xxiv)	Purchase by Mark Nelson and Dana Johnson of 110,000 shares at $21.16 per share on April 1, 2004;

(xxv)	Purchase by the Foundation of 12,694 shares at $20.99 per share on April 1, 2004;

(xxvi)	Purchase by Mark Nelson and Dana Johnson of 500 shares at $23.59 per share on April 2, 2004;

(xxvii)	Purchase by the Foundation of 25,000 shares at $23.55 per share on April 2, 2004;

(xxviii)	Purchase by the Foundation of 30,000 shares at $22.87 per share on April 8, 2004;

(xxix)	Purchase by Mark Nelson and Dana Johnson of 115,896 shares at $15.98 per share on May 3, 2004;

(xxx)	Purchase by the Foundation of 2,306 shares at $15.96 per share on May 3, 2004;

(xxxi)	Purchase by Mark Nelson and Dana Johnson of 18,112 shares at $35.02 per share on July 16, 2004;

(xxxii)	Purchase by Mark Nelson and Dana Johnson of 68,355 shares at $40.93 per share on July 29, 2004;

(xxxiii)	Purchase by Mark Nelson and Dana Johnson of 69,550 shares at $40.39 per share on August 4, 2004;

(xxxiv)	Purchase by Mark Nelson and Dana Johnson of 25,000 shares at $39.35 per share on August 5, 2004;

(xxxv)	Purchase by Mark Nelson and Dana Johnson of 11,300 shares at $37.18 per share on August 9, 2004;

(xxxvi)	Purchase by Mark Nelson and Dana Johnson of 32,116 shares at $39.84 per share on August 10, 2004;

(xxxvii)	Purchase by Mark Nelson and Dana Johnson of 50,000 shares at $38.30 per share on August 12, 2004;

(xxxviii)	Purchase by Mark Nelson and Dana Johnson of 155,270 shares at $36.47 per share on August 18, 2004;

(xxxix)	Sale by Mark Nelson and Dana Johnson of 111,895 shares at $38.72 per share on August 25, 2004;

(xl)	Sale by the Foundation of 5,000 shares at $33.13 per share on August 31, 2004;

(xli)	Sale by Mark Nelson and Dana Johnson of 200,000 shares at $30.47 per share on September 14, 2004;

(xlii)	Purchase by Mark Nelson and Dana Johnson of 110,000 shares at $35.54 per share on September 23, 2004;

(xliii)	Purchase by Mark Nelson and Dana Johnson of 246,000 shares at $42.44 per share on December 16, 2004;

(xliv)	Sale by the Foundation of 1,000 shares at $35.74 per share on January 16, 2005;

(xlv)	Purchase by the Foundation of 100,000 shares at $23.54 per share on February 23, 2005;

(xlvi)	Purchase by the Foundation of 65,000 shares at $22.90 per share on February 24, 2005;

(xlvii)	Sale by Mark Nelson and Dana Johnson of 13,000 shares at $24.24 per share on April 18, 2005;

(xlviii)	Sale by Mark Nelson and Dana Johnson of 89,800 shares at $23.82 per share on April 19, 2005;

(xlix)	Sale by Mark Nelson and Dana Johnson of 12,000 shares at $22.87 per share on April 21, 2005;

(l)	Sale by Mark Nelson and Dana Johnson of 189,006 shares at $22.46 per share on April 22, 2005;

(li)	Sale by the Foundation of 4,000 shares at $23.69 per share on April 19, 2005;

(lii)	Sale by Mark Nelson and Dana Johnson of 93,850 shares at $22.08 per share on May 2, 2005;

(liii)	Sale by Mark Nelson and Dana Johnson of 6,152 shares at $22.10 per share on May 6, 2005;

(liv)	Purchase by Mark Nelson and Dana Johnson of 100,000 shares at $28.36 per share on May 27, 2005;

(lv)	Sale by the Foundation of 6,000 shares at $27.89 per share on June 7, 2005;

(lvi)	Purchase by Mark Nelson and Dana Johnson of 126,000 shares at $30.28 per share on June 27, 2005;

(lvii)	Purchase by Mark Nelson and Dana Johnson of 53,000 shares at $29.71 per share on July 5, 2005;

(lviii)	Sale by the Foundation of 5,000 shares at $27.93 per share on August 1, 2005;

(lix)	Purchase by Mark Nelson and Dana Johnson of 3,800 shares at $33.73 per share on August 29, 2005;

(lx)	Purchase by Mark Nelson and Dana Johnson of 4,500 shares at $33.35 per share on August 30, 2005;

(lxi)	Purchase by Mark Nelson and Dana Johnson of 500 shares at $33.49 per share on August 31, 2005;

(lxii)	Purchase by Mark Nelson and Dana Johnson of 22,500 shares at $33.77 per share on September 7, 2005;

(lxiii)	Purchase by Mark Nelson and Dana Johnson of 40,000 shares at $35.89 per share on September 14, 2005;

(lxiv)	Sale by the Foundation of 2,000 shares at $35.60 per share on September 14, 2005;

(lxv)	Purchase by Mark Nelson and Dana Johnson of 41,000 shares at $35.13 per share on September 27, 2005;

(lxvi)	Sale by Mark Nelson and Dana Johnson of 147,000 shares at $27.88 per share on October 3, 2005;

(lxvii)	Sale by Mark Nelson and Dana Johnson of 11,000 shares at $27.68 per share on October 13, 2005;

(lxviii)	Sale by Mark Nelson and Dana Johnson of 27,000 shares at $27.98 per share on October 14, 2005;

(lxix)	Sale by the Foundation of 2,600 shares at $26.67 per share on October 19, 2005;

(lxx)	Sale by Mark Nelson and Dana Johnson of 219,000 shares at $27.00 per share on October 26, 2005;

(lxxi)	Sale by the Foundation of 4,000 shares at $26.14 per share on November 10, 2005;

(lxxii)	Purchase by Mark Nelson and Dana Johnson of 24,000 shares at $27.01 per share on November 17, 2005;

(lxxiii)	Purchase by the Foundation of 43,000 shares at $27.03 per share on November 17, 2005;

(lxxiv)	Purchase by Mark Nelson and Dana Johnson of 36,000 shares at $26.85 per share on November 18, 2005;

(lxxv)	Purchase by Mark Nelson and Dana Johnson of 128,000 shares at $26.25 per share on November 21, 2005;

(lxxvi)	Purchase by Mark Nelson and Dana Johnson of 10,400 shares at $27.59 per share on November 25, 2005;

(lxxvii)	Purchase by Mark Nelson and Dana Johnson of 20,000 shares at $33.57 per share on December 27, 2005;

(lxxviii)	Sale by the Foundation of 13,000 shares at $31.95 per share on December 28, 2005;

(lxxix)	Purchase by Mark Nelson and Dana Johnson of 234,000 shares at $36.05 per share on January 25, 2006;

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

1. Letter dated January 31, 2006 from the Reporting Person to the Board of Directors of the Company.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2006

/s/ Mark Nelson
Mark Nelson

EXHIBIT INDEX

1. Letter dated January 31, 2006 from the Reporting Person to the Board of Directors of the Company.